Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Hawthorn Bank	Missouri

Jefferson City IHC, LLC	Missouri (limited liability company)

HB Realty, LLC	Missouri (limited liability company)

Exchange National Statutory Trust I	Connecticut

Exchange National Statutory Trust II	Delaware

Hawthorn Real Estate, LLC	Missouri (limited liability company)